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           January 30, 2024

       Edward Moore
       Senior Vice President
       RPM INTERNATIONAL INC/DE/
       2628 Pearl Road , P.O. Box 777
       Medina, Ohio 44258

                                                        Re: RPM INTERNATIONAL
INC/DE/
                                                            Form 8-K filed July
25, 2023
                                                            File No. 1-14187

       Dear Edward Moore:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




           Sincerely,


           Division of Corporation Finance

           Office of Industrial Applications and

           Services